Chemtura Corporation
1818 Market Street
Philadelphia, PA, 19103

February 22, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Chemtura Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the period ended December 31, 2016, which was filed with the Securities and Exchange Commission on February 22, 2017.

Sincerely,
Chemtura Corporation
/s/ Billie S. Flaherty
Billie S. Flaherty
EVP, General Counsel & Secretary